Exhibit 2.1
Dated 12 January 2011
Share Purchase Agreement
Fornix BioSciences N.M. (as seller)
and
Rochester Medical Corporation (as purchaser)

Schedule 1: Position of Mr. De Jong
Schedule 2: Form of Deed of Transfer
Schedule 3: Notary Letter
Schedule 4: Employee Benefit Scheme
Schedule 5: Plans
Schedule 6: Intellectual Property Rights
Schedule 7: Required Consents
Schedule 8: Seller’s Warranties
Schedule 9: Seller’s Knowledge
Schedule 10: Disclosure Schedule
Schedule 11: Due Diligence Information
Schedule 12: Purchaser’s Warranties
Schedule 13: Notices
Pursuant to Item 601(b)(2) of Reg. S-K, the registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

i

THIS AGREEMENT is dated 12 January 2011 and is made BETWEEN:
(1)	Fornix BioSciences N.V., a public company (naamloze vennootschap) incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Lelystad and its business address at Vijzelweg 11, (8243 PM) Lelystad, the Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 39039138 (the Seller); and

(2)	Rochester Medical Corporation, a corporation incorporated under the laws of the State of Minnesota, USA, having its business address at One Rochester Medical Drive, Stewartville, MN 55976, USA (the Purchaser);
WHEREAS:
(A)	the Seller is the holder of all issued shares (the Shares) in the capital of Laprolan B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the laws of the Netherlands, having its seat (statutaire zetel) in Beuningen and its business address at Aalsterveld 70 (6641 SE) Beuningen, the Netherlands, registered with the Trade Register of the Chamber of Commerce under file number 10042224 (the Company);

(B)	the Seller is willing to sell and transfer the Shares to the Purchaser and the Purchaser is willing to purchase the Shares from Seller subject to the terms and conditions set out in this Agreement (the Transaction);

(C)	the Purchaser and its representatives and advisers have conducted a due diligence investigation and in this respect have been granted access to a Data Room and have attended meetings with management of the Seller and the Company;

(D)	the Parties have complied with the provisions of the Dutch Works Council Act (Wet op de Ondernemingsraden) and the competent works council (ondernemingsraad/ondernemingsraden) of the Seller has rendered a positive advice in respect of the Transaction;

(E)	the Seller and Purchaser have jointly determined that no notification of the Transaction to the Dutch Competition Authority (Nederlandse Mededingingsauthoriteit) or any other competent Competition Authority is required;

(F)	each of the Parties has obtained any and all necessary approvals and consents for the Transaction other than those set out in clause 4 (Condition Precedent) and clause 7 (Required Consents).

NOW IT IS HEREBY AGREED as follows:
1	Interpretation

1.1	In this Agreement the following capitalised terms shall have the following meaning:

Accounts Date means 31 December 2010;

Affiliate means any entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the entity specified; and, for purposes of this Agreement, “control” of an entity means the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities or other equity interests, by contract or otherwise;

Agreement means this share purchase agreement, including the recitals, schedules, annexes and the appendices attached hereto;

Annual Financial Statements has the meaning given thereto in clause 3.5;

Business means the business of the Company as conducted on the date of this Agreement;

Business Day means a day other than a Saturday or a Sunday on which banks are open for the transaction of regular business in Amsterdam, the Netherlands and Minneapolis, MN USA;

Claim means any claim of the Purchaser against the Seller pursuant to or in connection with this Agreement, including a claim for a Warranty Breach;

Closing Cash has the meaning ascribed thereto in clause 2.3;

Compensation Arrangement has the meaning ascribed thereto in clause 6.1;

Competition Authority means any competition or antitrust body or authority of any national or supranational governmental organization in any jurisdiction which is responsible for applying merger control or other competition or antitrust legislation in such jurisdiction and, for the avoidance of doubt, includes the notion of “competent authority” as that term is used in the EC Merger Regulation;

Completion means the completion of the transfer of the Shares pursuant to the Deed of Transfer;

Completion Date has the meaning ascribed thereto in clause 5.1 or such other date as the Parties may agree upon in writing;

Condition Precedent means the condition precedent (opschortende voorwaarde) specified in clause 4.1;

Current Account Debt means the intercompany current account debt owed by the Company to the Seller as certified by Seller’s Accountants that arises after the Effective Date, including any interest accrued at an interest rate of 3% per annum, accrued daily and compounded monthly;
Data Room means the data room made available electronically to the Purchaser, through iRooms (Imprama), containing certain of the Due Diligence Information;

Deed of Transfer means the notarial deed of transfer of the Shares in the agreed form as set out in clause 5.1 and as attached hereto as Schedule 2;

Disclosure Schedule means the schedules containing disclosures of exceptions to Seller’s Warranties and attached hereto as Schedule 10;

Due Diligence Information means all written information provided to the Purchaser or its advisors with regard to the Business, the Company and otherwise in relation to the Transaction in any form whatsoever, including the information in the Data Room, the index of which is attached in Schedule 11 and which shall be replicated electronically by Seller on a CD and delivered to Purchaser contemporaneously with the delivery of the Disclosure Schedule, for the purpose of the due diligence investigation as described in recital (C);

Effective Date has the meaning ascribed thereto in clause 2.1;

Effective Date Accounts means the audited accounts of the Company as of the Accounts Date prepared in accordance with clause 3.5;

Employee Benefit Scheme means the employee benefit scheme of the Company (Regeling variabele salarissen korte termijn) attached as Schedule 4;

Encumbrance means any mortgage, pledge (pand), security interest, usufruct (vruchtgebruik), charge, lien, option, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income or exercise of any attribute of ownership (save for rights of first refusal, transfer or other restrictions contained in the Company’s articles of association);

Escrow Agent has the meaning ascribed to it in Schedule 7;

Escrow Agreement has the meaning ascribed to it in Schedule 7;

Escrow Amount has the meaning ascribed to it in Schedule 7;

IFRS means the International Financial Reporting Standards adopted by the International Accounting Standards Board and in effect as of the Accounts Date;

Long-Stop Date has the meaning ascribed hereto in clause 4.2;

Losses means the amount required to put the Purchaser or the Company, as the case may be, financially in the position the Purchaser or the Company would have been if a Warranty Breach or other breach of this Agreement by Seller, if applicable, had not occurred, in each case to be determined in accordance with sections 6:95 seq. of the Dutch Civil Code, and excluding consequential damages (gevolgschade);
Notary means Mr. G.J. van Rijthoven, civil law notary with Norton Rose LLP in Amsterdam, the Netherlands or his replacement;

Notary Letter means the Notary payments instruction letter in the agreed form attached as Schedule 3;

Ordinary Course of Business means the ordinary course of business of the Company consistent with past custom and practice (including with respect to quantity and frequency, to the extent applicable) as it has been conducted in the twelve months prior to the Effective Date;

Party means a party to this Agreement and Parties means the parties to this Agreement;

Plans means health, bonus, compensation, insurance, pension, share option or purchase, retirement, severance or other benefit plans of the employees of the Company, all of which are listed on Schedule 5;

Pre-Completion Distribution means the dividend distribution by the Company to the Seller which is set-off against the intercompany liability of Seller towards the Company of the same amount, as per the Effective Date;

Purchase Price has the meanirig ascribed thereto in clause 2.2;

Purchaser has the meaning ascribed thereto above under (2);

Purchaser’s Warranties means the Purchaser’s warranties set forth in Schedule 12;

Required Consents has the meaning given thereto in clause 7.1;

Required Consents Adjustment has the meaning ascribed to it in Schedule 7;

Seller has the meaning ascribed thereto above under (1);

Seller’s Accountants means KPMG;

Seller’s EGM means the extraordinary general meeting of shareholders’ of the Seller;

Seller’s Knowledge means the knowledge of the officers or directors of the Seller or the Company as listed in Schedule 9, or any knowledge that would have been acquired by any such person upon appropriate inquiry and investigation;

Seller’s Warranties means the Seller’s warranties set forth in Schedule 8;

Share Plan means the employee share incentive plan of the Seller dated 2005 applicable to the employees of the Company which has been replaced by the Compensation Arrangement;
Shares has the meaning ascribed thereto in recital (A) above;

Supervisory Board of Seller means the supervisory board (raad van commissarissen) of the Seller;

Taxes means any form of tax, whether created and imposed in the Netherlands or elsewhere, and for the avoidance of doubt includes corporate income tax, value added tax, property tax, custom and excise duties, stamp duties, property taxes, wage and personal income taxes, capital tax, social security premiums and any interest and penalties accrued in respect thereof, and Tax shall be construed accordingly;

Transaction has the meaning ascribed thereto in Recital (B) above;

Warranties means the Seller’s Warranties and the Purchaser’s Warranties; and

Warranty Breach means any breach of the Seller’s Warranties.

1.2	All other words, terms or phrases written with capital letters and defined elsewhere in this Agreement shall have the meanings given such words, terms and phrases where first used.

1.3	In this Agreement:
(a)	reference to including means including without limitation;

(b)	reference to or (but not and) shall mean and/or;

(c)	if there is a discrepancy between an English term and a Dutch term used herein to clarify the English term and then to the extent of any conflict only, the meaning of the Dutch term shall prevail;

(d)	references to any Dutch legal term shall in respect of any jurisdiction other than the Netherlands be deemed to include what most nearly approximates in that jurisdiction to the Dutch legal terms;

(e)	references to clauses, articles, schedules, annexes and exhibits are to the clauses, articles, schedules, annexes and exhibits of this Agreement; and

(f)	references to any applicable laws or legislation include all subordinate and subsequent applicable laws, as the same may be amended or replaced from time to time.

2	Sale and Purchase

2.1	Subject to the terms and conditions of this Agreement, the Seller hereby sells to the Purchaser and the Purchaser hereby purchases from the Seller, the Shares with effect as of 1 January 2011 (the Effective Date). From and after the Effective Date until the Completion, the Seller shall operate the Business for the risk, account and benefit of the Purchaser and shall act in accordance with the terms and conditions of clause 3.

2.2	The consideration for the Shares payable by the Purchaser to the Seller shall be:
(a)	a cash consideration of EUR 10,350,000 which represents a cash free-debt free purchase price (the Purchase Price);

(b)	increased by the amount of immediately available cash, if any, of the Company as included in the Effective Date Accounts;

(c)	less the amount of the current account debt, if any, owed by the Company to the Seller as included in the Effective Date Accounts;
and
(d)	increased by an interest rate of 3% per annum over such balance, calculated from the Effective Date up to and including the Completion Date, accrued daily and compounded monthly.
2.3	The amount of the Purchase Price as adjusted in accordance with this clause 2 shall hereinafter be referred to as the Closing Cash.

3	Pre-Completion Undertakings

3.1	From the date of this Agreement until the Completion Date (or the earlier termination of this Agreement in accordance with its terms) the Seller shall or shall procure that the Company shall, except as required under this Agreement or with the prior written consent of the Purchaser and to the extent permitted under applicable law:
(a)	carry on the Business in the Ordinary Course of Business and in accordance with the terms of this Agreement;

(b)	allow the Purchaser to have reasonable access, during normal business hours, to the offices of the Company and to its respective properties, books, records and employees, for the purpose of permitting the Purchaser to conduct confirmatory due diligence and ensure compliance by the Seller with the terms of this clause 3; provided however that (i) the Purchaser shall make the request thereto to the Seller at least five Business Days in advance, (ii) the Seller shall be free to join (or have a third party join) the visit, and (iii) such access shall be at reasonable times and shall not unreasonably disrupt the personnel and operation of the Company and shall solely be requested by the Purchaser for the purpose of the Transaction.

3.2	From the date of this Agreement until the Completion Date (or the earlier termination of this Agreement in accordance with its terms) the Seller shall not or shall procure that the Company shall not, except as required under this Agreement or with the prior written consent of the Purchaser and to the extent permitted under applicable law:
(a)	take any of the following actions or decisions concerning the Business or the Company:
(i)	resolve to change its name or to alter its articles of association;

(ii)	modify the rights attached to the Shares;

(iii)	allot or issue or agree to allot or issue any shares or any options, warrants, or other securities convertible into the share capital of the Company or grant or agree to grant rights which confer on the holder any right to acquire any of the share capital of the Company or other such interest therein;

(iv)	reduce, repay, redeem or purchase any of its share capital or effect any other reorganisation of its capital;

(v)	declare, pay or make any dividend (whether in cash or in kind) or other distribution to the Seller, other than the Pre-Completion Distribution;

(vi)	resolve to be voluntarily wound up;

(vii)	sell, lease, transfer or assign any of its assets other than for fair consideration in the Ordinary Course of Business;

(viii)	place any Encumbrances over the Shares or, other than in the Ordinary Course of Business, over any of the assets of the Company;

(ix)	make any capital expenditures or any series of capital expenditures outside the Ordinary Course of Business;

(x)	make any capital investment in or acquire the share capital or other securities of, or all or substantially all of the assets of, any third party; or

(xi)	increase or modify the base compensation of its employees, other than in the Ordinary Course of Business, or adopt, amend, or terminate any Plan or make any commitment to its employees in respect of any existing Plan or otherwise.
(b)	otherwise than in the Ordinary Course of Business, terminate, materially amend or materially vary any contract of the Company that involves material rights and obligations for the Company and is required by the Company in order to conduct its Business, unless such is necessary to avoid a material adverse effect to the Business and cannot be delayed;

(c)	make any material change in the nature, extent or terms of its Business;

(d)	enter into any borrowing or any lending commitments or issue any note, bond or other debt instrument or create, incur, assume or guarantee any indebtedness for borrowed money of the Company (other than the use of overdraft facilities in existence before the date of this Agreement or agreed to in this Agreement, including the Current Account Debt);

(e)	enter into any transaction with or for the benefit of the Seller (whether in its capacity as shareholder or director of the Company, or otherwise) or any Affiliate of the Seller, other than in the Ordinary Course of Business on arm’s length terms, or enter into any transaction or agreement with any private individual who is connected with the Seller; or

(f)	appoint new auditors of the Company.
3.3	At the request of Purchaser, the Company shall appoint Mr. Gerard de Jong as interim general manager of the Company as of the date of this Agreement. The duties and responsibilities of the interim general manager are set forth in more detail on Schedule 1. In the event that this Agreement terminates on the basis of clause 4.4 (or for any other reason), the Company shall be entitled to terminate the appointment of Mr. De Jong with immediate effect, without any payment of damages or compensation being due to Mr. De Jong or to the Purchaser.

3.4	In the period between the date of this Agreement and the Completion Date, the Company may obtain financing from the Seller in the form of Current Account Debt, for the purpose of financing its working capital, and the Company may repay or set-off any amount of such financing, save that if the outstanding amount of such financing at any time exceeds EUR 200,000 the Company may only obtain further financing with the prior written consent of the Purchaser. If any such amount is not repaid or set-off prior to Completion it shall be payable to the Seller in accordance with clause 5.2 (as Current Account Debt).

3.5	In the period between the date of this Agreement and the Completion Date, Seller shall cause the Company to complete and provide to the Purchaser financial statements audited by Seller’s Accountants, including profit and loss statements and balance sheets, for the Company for its fiscal years 2008, 2009 and 2010 in each case prepared in accordance with IFRS and consistent with past practices of the Company together with an unqualified audit report issued by Seller’s Accountants (the Annual Financial Statements; the Annual Financial Statement relating to the financial year 2010 also referred to as the Effective Date Accounts).

3.6	Effective as of the Completion Date, Seller waives any claim it may have against the Company that has not either (i) arisen in the Ordinary Course of Business (including any of the services to be phased out as referred to in clause 6.27) or (ii) is described in this Agreement (the latter including the Current Account Debt), and irrevocably offers to terminate any contract between Seller and the Company at no cost to the Company. Prior to the Completion Date, Seller will and will cause each of its Affiliates to repay, in full, prior to the Completion, all indebtedness owed to the Company by the Seller or such Affiliate. Prior to the Effective Date, Seller will cause the Company to repay all interest bearing indebtedness for borrowed money to third party lenders such that, at the Effective Date, the Company shall have no interest bearing debt, other than any intercompany debt owed by the Company to the Seller, which shall be taken into account in clause 2.2.
3.7	Seller will ensure that the Company takes all reasonable steps to maintain and preserve good commercial relationships with its suppliers and customers and with its employees and otherwise preserve the goodwill of the Business up to and including the Completion Date.

3.8	The Seller will use best efforts to file or cause the Company to file all Tax returns to the extent they are due at a date prior to and including the Completion Date, by April 30, 2011, and Seller will not apply for a extension in relation to the corporate income tax return 2010, and to timely pay any Taxes in respect of such Tax returns filed or in respect of Tax assessments raised to the extent due and payable at a date prior to and including the Completion Date.

3.9	Up to and including the Completion Date the Seller will cause the Company to refrain from commencing any litigation proceedings of any kind or settle any litigation proceedings, without the prior written consent of the Purchaser, such consent not to be unreasonably withheld.

3.10	The Seller will cause the Company to maintain all insurance policies relating to its Business in full force and effect, covering property, fire, casualty and liability, as currently in place or in place during the twelve months prior to the Effective Date and will neither cancel or permit to lapse any such insurance policies prior to the Completion Date.

3.11	To the extent any of the trademarks, service marks, copyrights, know how or any other intellectual property rights used in the Business of the Company as of the date of this Agreement, other than the Logo or other intellectual property rights that are also used by the Seller or its Affiliates or divested Affiliates in the conduct of their respective businesses, are owned by or registered in the name of the Seller as of the date hereof, Seller shall ensure that the ownership of such intellectual property rights are assigned and transferred to the Company prior to the Completion Date or that a non-exclusive, fully paid-up license is granted to the Company to utilize such shared intellectual property rights in the Company’s Business. Seller shall further take all actions or cause the Company to take all actions required to keep such intellectual property rights used by the Company in its Business in full force and effect through the Completion Date,

3.12	The Seller will cause the Company to timely pay in full to its employees all wages, salaries, bonuses, severance payments and other benefits as and when due and payable and to withhold and pay to the appropriate governmental authorities all wage or salaries tax, social insurance charges (both employee and employer) and all other amounts required to be paid in full compliance with applicable law, up to and including the

Completion Date. The Seller will further cause the Company to make all payments due and fulfil all of its obligations under any Plan, including the pension arrangement and Employee Benefit Scheme up to and including the Completion Date.
3.13	Up to and including the Completion Date the Seller will cause the Company to comply in all material respects with all laws and regulations applicable to it, including all laws relating to the environment or the health and safety of workers.

4	Condition Precedent

4.1	The sale and purchase of the Shares as contemplated by clause 2 is conditional on the satisfaction of the condition precedent (opschortende voorwaarde) of the adoption of a resolution at the Seller’s EGM, unconditionally approving the entry by the Seller into the Transaction (the Condition Precedent).

4.2	The Seller undertakes to use its reasonable endeavours to ensure that the Condition Precedent is satisfied as soon as possible after the date of this Agreement, whereby it is envisaged to hold the Seller’s EGM in March/April and in any event by no later than 31 May 2011 or such other date as agreed between the Parties (the Long-Stop Date).

4.3	If at any time either Party becomes aware of a fact or circumstance that might prevent or delay the Condition Precedent being satisfied, it shall promptly notify the other Party.

4.4	If:
(a)	the Sellers’ EGM has rejected the resolution approving the Seller’s entering into and consummating the Transaction; or

(b)	the Condition Precedent is not satisfied by the Long Stop Date, then this Agreement shall automatically terminate, in each case (except clauses 11 Confidentiality, 12 (Costs), 14 (Miscellaneous) and 15 (Governing law and dispute resolution) which shall remain in full force and effect) and neither Party shall have any claim whatsoever against the other Party in respect of such termination.

5	Completion

5.1	The Shares shall be transferred (geleverd) by the Seller to the Purchaser together with all rights and obligations attached thereto free from all Encumbrances by execution of the Deed of Transfer before the Notary in Amsterdam, the Netherlands, at the offices of Norton Rose LLP, Amstelplein 1 (1096 HA), within ten (10) Business Days after satisfaction of the Condition Precedent, or at such other date agreed between the Parties (the Completion Date).

5.2	At least three (3) Business Days prior to the Completion Date, the Seller shall inform the Purchaser of the amount of Current Account Debt as per such date.

5.3	At the Completion, subject to all of the terms and conditions of this Agreement, Seller will deliver to the Purchaser:
(a)	the original shareholders’ register of the Company;

(b)	a certified copy of the resolutions of the EGM of Seller authorizing this Agreement and approving the Transaction;

(c)	copies of the Required Consents as obtained on or prior to Completion Date; and

(d)	the written resignation of Seller as managing director of the Company in a form satisfactory to the Purchaser, including a waiver by the Seller of any claims against the Company in its capacity as managing director.
5.4	At the Completion, subject to all of the terms and conditions of this Agreement, Purchaser will deliver to Seller.
(a)	the Closing Cash .and Current Account Debt (if any) by wire transfer of immediately available funds to the Notary in accordance with clause 5.5;

(b)	a certified copy of the resolutions adopted by the board of directors of Purchaser authorizing the execution and performance of this Agreement and approving the Transaction; and

(c)	immediately after execution of the Deed of Transfer, a shareholders resolution by the Purchaser as sole shareholder of the Company for the dismissal of the Seller as managing director of the Company, including full and final discharge (décharge) to the Seller with respect to the performance of its duties as managing director (statutair directeur) of the Company, and for the appointment of new management.
5.5	No later than one (1) Business Day prior to the Completion Date the Purchaser shall deposit (i) the Closing Cash and (ii) the Current Account Debt, if any, into the third party account (kwaliteitsrekening) of the Notary at ABN AMR() Bank N.V. with account number 575902396 and reference to Project Uranus and the Notary shall hold such amount on behalf of the Purchaser until execution of the Deed of Transfer as contemplated by clause 5.1 and thereafter on behalf of the Seller. As soon as possible after execution of the Deed of Transfer and the completion of all of the actions forming part of the Completion, the Notary shall release the Closing Cash and the Current Account Debt (if any) to the Seller, taking into account the amounts to be put in escrow in relation to the Required Consents as set out in Schedule 7, in accordance with the Notary Letter.

6	Post Completion undertakings

Employee benefits

6.1	In July 2010 a compensation arrangement was entered into in relation to the early settlement of the Share Plan (the Compensation Arrangement). Pursuant to the Compensation Arrangement a maximum amount of EUR 17,899 (the Maximum Compensation Amount) is due by the Seller to the employees of the Company on 2 September 2011. The amount of the Compensation Arrangement shall be borne by the Seller and shall be paid by the Seller on the following terms:
(a)	the amount shall be paid by the Seller into the bank account of the Company on the Completion Date;

(b)	payment of compensation pursuant to the Compensation Arrangement to the employees of the Company and the withholding and payment of taxes related thereto shall be made through the payroll of the Company;

(c)	the Maximum Compensation Amount shall only be payable in full if each of the relevant employees of the Company is still eligible for payment at the relevant payment date (i.e., is still employed by the Company). If the payment due to the eligible employees pursuant to the Compensation Arrangement is less that the Maximum Compensation Amount, the Purchaser shall procure that the difference between the actual amount so payable to the eligible employees and the Maximum Compensation Amount shall be repaid by the Company to the Seller. If prior to 2 September 2011 it is apparent that the Maximum Compensation Amount shall not be reached, the Seller may request that the Company repays the excess amount to the Seller; and

(d)	the Purchaser agrees to indemnify the Seller and hold the Seller harmless for (i) the incorrect or incomplete settlement of the Compensation Arrangement by the Company in accordance with the provisions of this clause 6.1, as well as (ii) any agreements or arrangements made between the Company or the Purchaser with any employee of the Company in relation to the Compensation Arrangement or the Share Plan after the Completion Date. The Seller warrants to the Purchaser that the Maximum Compensation Amount has been calculated correctly.
6.2	The Purchaser shall procure that as soon as possible after the Completion Date and in any event no later than sixty (60) days after the Completion Date, a new Employee Benefit Scheme shall be put in place and effective for the employees of the Company. The Purchaser hereby agrees to indemnify and hold harmless (schadeloos stollen en vrijwaren) the Seller from any and all loss or expense arising directly or indirectly in connection with the Employee Benefit Scheme arising after the Effective Date.

6.3	The Purchaser shall procure that as soon as possible after the Completion Date and in any event no later than sixty (60) days after the Completion Date, a new pension arrangement or -if such is possible under the current pension arrangement- a continuation of the current arrangement in effect at the Company shall be put in place and effective for the employees of the Company which is as much as possible equal (gelijkwaardig) to the current pension arrangement described in Schedule 5. The costs hereof are per the Effective Date for the account of the Company.
IP Rights

6.4	The Seller grants the Company a non-exclusive right and license to use the logo as set out in Schedule 6 (the Logo) for the purpose of conducting the Business, until 30 June 2012 (or until such earlier as set out in clause 6.6). The Logo may not be used for any other purpose, and the Company has no rights with regard to such Logo other than as specifically set out herein. For the avoidance of doubt, the Company may not grant any rights to any other party to use the Logo in any way whatsoever and the Company shall not use the Logo on behalf of other parties.

6.5	In using the Logo the Company shall at all times take into account the interests of the Seller and shall ensure that the reputation of the Seller is not in any way jeopardized as a result of the use of the Logo by the Company nor is the Seller in any other way adversely affected by such use.

6.6	In case of a breach by the Company of clause 6.5, the right to use the Logo will cease with immediate effect without prejudice to any other rights the Seller may have for damages or otherwise.

Intra-group guarantees

6.7	As soon as reasonably practical after the Completion Date and with effect from the Effective Date, the Seller shall assign and the Purchaser shall assume or shall procure the release of the Seller from all guarantees and other instruments of security of the Seller that the Seller has entered into, executed, issued or assumed for obligations of the Company, and listed in the Disclosure Schedule, including the ‘403-statement’ (aansprakelijkheidsverklaring) as referred to in section 2:403 sub f of the Dutch Civil Code dated 3 May 2007. Similarly, as soon as practical after the Completion Date, Seller shall procure the release of the Company from all guarantees and other instruments of security of any kind that the Company has entered into, executed or issued for the obligations of the Seller, and Seller shall indemnify and hold harmless the Company from any and all costs or expenses arising directly or indirectly in connection with any such guarantees or security provided by the Company for the benefit of Seller.

6.8	From and after the Completion Date, the Purchaser shall indemnify and hold harmless (schadeloos stellen en vrijwaren) the Seller from any and all losses, cost or expenses arising directly or indirectly or in connection with any guarantees or other instruments of security for the benefit of the Company as referred to in clause 6.7 above. The Purchaser further undertakes with the Seller to promptly provide such replacement security in favor of any creditor opposing the termination of the remaining liability (overblijvende aansprakelijkheid) within the meaning of section 2:404 of the Dutch Civil Code, as is required pursuant to section 2:404 subparagraph 4 of the Dutch Civil Code to prevent validation of an opposition (gegrondverklaring van het verzet), if made.

Fiscal unity

6.9	The Seller and the Purchaser acknowledge that the Company will be excluded from the corporate income tax fiscal unity (fiscale eenheid) as from the Effective Date and the VAT (omzetbelasting) fiscal unity between Seller and the Company as of the Effective Date. The Parties acknowledge that any corporate income tax or VAT relating to the Company for the period as of Effective Date shall be borne by the Company.

6.10	Without prejudice to clause 6.9, should nonetheless the Company continue to be included in a corporation tax or VAT fiscal unity with Seller post Effective Date, the Purchaser shall procure that the Company shall promptly pay to the Seller, or, as the case may be, Seller shall promptly pay (or procure to be paid) to the Company, an amount equal to the amount of corporate income tax or VAT assessed or omitted to have been assessed with the Seller (or any of its group companies), which relates to the period starting on the Effective Date and ending on the Completion Date and which pertains to the Business of the Company, calculated in accordance with Dutch tax accounting principles as if the Company would have been assessed by the. relevant Tax authorities on a stand-alone basis (i.e., the Company not being part of any fiscal unity) but, for the avoidance of doubt, in calculating such Taxes no financing cost relating to the Transaction will be taken into account.

6.11	The Purchaser shall procure that the Company shall indemnify the Seller, or, as the case may be, Seller shall indemnify the Company, against the loss of any right of Seller, or, as the case may be the Company, to a repayment of Tax, as a result of the set-off pursuant to art. 24 of the Tax Collection Act 1990 of such right against a liability to Tax of the Company, or, as the case may be the Seller or any of its group companies, relating to a period up to the Effective Date except to the extent such Tax has been provided for in the Effective Date Accounts.

6.12	Notwithstanding clause 6.10, the Purchaser shall indemnify the Seller and hold the Seller harmless (schadeloos stellen en vrijwaren) for any Tax incurred by the Company relating to the period on or after the Effective Date or events on or after the Effective Date, whether claimed by the Tax authorities against the Seller or any of its Affiliates or otherwise.

6.13	The Seller shall indemnify the Purchaser and the Company and hold the Purchaser and the Company harmless (schadeloos stellen en vrijwaren) for the amount of any Tax arising directly or indirectly from or in connection with the Company (or its predecessors) relating to:
(a)	all periods up to the Effective Date; and

(b)	the corporation Tax and VAT consolidated, combined or unitary group of which the Company (or any of its predecessors) is or was a member on or prior to the Effective Date (or such later date when the consolidation is terminated), including for the avoidance of doubt any claims or set-off under the 1990 Dutch Tax Collection Act (lnvorderingswet 1990) and other liabilities that would not have arisen but for the relationship, on or at any time prior to the Completion Date, of the Company with the Seller’s group.
6.14	A payment due by the Seller pursuant to clause 6.13, or, as the case may be, a payment due by the Purchaser pursuant to clause 6.12 shall not be considered due if and to the extent an adequate provision for the relevant Tax amount giving rise to such payment is included in the Effective Date Accounts.

Conduct of tax affairs

6.15	The Seller and the Purchaser acknowledge that the Company will be excluded from the corporate income tax fiscal unity as from the Effective Date. Without prejudice to clause 3.8, the Seller shall prepare (or procure the preparation of), and duly and properly file (or procure the filing of) consistent with past practice the corporation tax return for the period up to the Effective Date.

6.16	At Completion, the Seller shall provide or procure to be provided to the Purchaser all the information and documentation exclusively relating to Tax matters of the Company that it has in its possession or under its control. For this purpose, the Seller shall give the Purchaser and its representatives, agents and advisers reasonable access to, and permit them to copy, all such information and documentation.

6.17	The Purchaser shall, and shall procure that the Company shall, allow the Seller, upon reasonable written notice, access during normal business hours to the books, records and other information of the Company, including the right to inspect and take copies (at the Seller’s expense), exclusively if and to the extent necessary for the Seller to be able to comply with its statutory obligations.

6.18	Within two months following the Completion Date, the Seller shall prepare and deliver to the Purchaser (i) a draft opening balance sheet for Dutch corporate income tax purposes as at the Effective Date in relation to the Company and (ii) draft explanatory notes thereto. The Purchaser may submit to the Seller any comments the Purchaser may have on these draft documents within 10 (ten) Business Days of receipt of the draft documents. The Seller and Purchaser shall discuss in good faith the comments of the Purchaser. The Seller shall then within 10 (ten) Business Days after receipt of the comments of the Purchaser (and thus ultimately within two months and twenty Business Days as from the Completion Date) provide the Company with (i) an opening balance sheet for Dutch corporate income tax purposes as at the Completion Date and (ii) explanatory notes thereto.

6.19	The Purchaser shall procure that the Company will, in a manner and on a basis consistent with past practice and where relevant taking into consideration the opening balance sheet referred to in clause 6.18, duly and properly file with each relevant Tax authority, all Tax returns other than covered by clauses 3.8 and 6.15.

6.20	The Purchaser or the Company shall promptly notify the Seller in writing and within ten (10) Business Days after becoming aware of a Tax claim or of any event that could lead to a Tax claim relating to any period or portion thereof ending on or before the Effective Date, setting forth any and all relevant details in respect of such Tax claim or such event.
6.21	The Seller has the right to control the conduct of any such audits or other proceedings relating to Tax matters of the Company to the extent that they relate to the period up to the Effective Date and shall be entitled to settle and compromise any such audit or proceeding. The Seller shall consult the Purchaser, acting reasonably, and shall take into account any comments of the Purchaser, if and to the extent the Seller’s conduct could possibly result in adverse Tax consequences for the Purchaser or the Company. For purposes of this clause 6.21, the Purchaser shall procure that the Company shall grant an adequate power of attorney to the Seller.

6.22	If and to the extent that the Seller elects not to take over the conduct thereof in accordance with clause 6.21, the Purchaser shall procure that the Company shall (i) conduct the audit or other proceedings, (ii) advise the Seller periodically of developments in the audit investigation or other proceedings and (iii) obtain the Seller’s prior written approval (such approval not to be unreasonably withheld or delayed) on critical audit decisions and on material written communication to be forwarded to any Tax authority or competent court in relation to the audit or other proceedings. The Seller shall indemnify the Purchaser and hold the Purchaser harmless (schadeloos stellen en vrijwaren) for the amount of any costs or expenses, including but not limited to reasonable advisor’s fees, incurred by the Purchaser or the Company.

Seller’s further undertakings

6.23	Seller will not take any action that is designed or intended to have the effect of discouraging any licensor, customer, supplier or other business associate of the Company from maintaining the same business relationships with any of them after the Completion as it maintained with any of them prior to the Completion.

6.24	During the period that commences on the Completion Date and ends on the third anniversary of the Completion Date, Seller will not, and Seller will cause each of its Affiliates not to, attempt to employ or interfere with any employment relationship with any employee of the Company.

6.25	Within thirty (30) days after Completion, Seller shall provide to Purchaser all historical sales and financial data and information relating to the Company’s Business and maintained on the Seller’s systems or located on Seller’s premises to the extent reasonably required by the Company to conduct its Business or comply with any legal requirements in relation to its bookkeeping.

6.26	For a period of ninety (90) days after the Completion Date, Seller shall make available to the Company access to and the use of all software and other IT equipment maintained by the Seller for the benefit of the Company prior to the Effective Date in connection with the financial operations of the Company including accounts receivable, accounts payable, inventory, shipping, invoicing, general ledger and other financial records reasonably requested by the Company or the Purchaser, against compensation by the Purchaser or the Company for the costs incurred by the Seller as a result thereof.
6.27	As soon as possible after Completion Parties shall procure that all services provided on the basis of umbrella or other agreements between the Seller and service providers, which are provided for the benefit of the Purchaser (including but not limited to insurance, car leases), shall be phased out and assumed and provided by the Company or the Purchaser.

6.28	Without the prior written consent of the Purchaser, Seller covenants and agrees that it will not before 31 December 2011 complete a liquidation in respect of itself.

6.29	For the purposes of Seller’s obligations in respect of a Warranty Breach or tax indemnity as included in clause 6.13, Seller covenants to maintain until 31 December 2011 a cash reserve on its balance sheet of at least 15% of the Purchase Price.

7	Required Consents

7.1	Seller will use its best efforts to obtain, and will cause the Company to use its best efforts to obtain, as soon as possible after the date of this Agreement all third party contractual authorizations, consents, approvals, waivers, exemptions or other actions as these are described on Schedule 7 (the Required Consents). The Purchaser shall give all cooperation reasonably requested by the Seller to procure the same.

7.2	If the Seller has not obtained the Required Consents ultimately within 90 days after the Completion Date, the Purchase Price shall be reduced in accordance with the provisions set forth in Schedule 7.

8	Seller’s Warranties

8.1	The Seller hereby represents and warrants (verklaart en staat er voor in) to the Purchaser that, except as described in the Disclosure Schedule, each of the Seller’s Warranties is true, accurate and not misleading on the date of this Agreement.

8.2	The Seller’s Warranties are qualified and the Seller shall not be in breach of any of the Seller’s Warranties to the extent disclosed to the Purchaser, its representatives or advisors in (i) this Agreement, (ii) in the Due Diligence Information, and (iii) in the Disclosure Schedule.

8.3	In the event of a Warranty Breach, the Seller shall be liable towards the Purchaser for Losses resulting from such Warranty Breach. Any amounts payable the Seller to the Purchaser in respect of Losses shall be treated as an adjustment of the Purchase Price.

8.4	In relation to the Transaction, no representations, warranties, guarantees, indemnities or any other comfort is made or given, whether express or implied, by the Seller to the Purchaser other than the Seller’s Warranties set forth herein. The Purchaser agrees that it does not rely on and shall not have the right (or, to the extent necessary, hereby waives such right) to invoke any warranties that are in any way contained in or implied by the laws of the Netherlands or any other jurisdiction, including but not limited to sections 7:17 and 7:20-23 of the Dutch Civil Code.
8.5	The Purchaser shall not be entitled to recover from the Seller under this Agreement more than once in respect of the same Losses suffered by Purchaser or the Company.

8.6	The Purchaser and the Seller hereby confirm that as at the date of this Agreement they are not aware of any fact, circumstance or development that would give rise to a Claim for a Warranty Breach as at the date of this Agreement.

9	Limitations of Liability

9.1	The Seller shall not be liable for Losses in respect of any Warranty Breach, unless the amount of Losses that would otherwise be recoverable from the Seller but for this clause 9.1 in respect of such claim:
(a)	individually exceeds EUR 50,000 and

(b)	when aggregated with any other amount recoverable in respect of all other claims (for the avoidance of doubt, such other amounts in each case individually exceeding an amount of EUR 50,000 exceeds EUR 250,000;
in which event the Seller shall be liable for the aggregate amount of the Losses in relation to these claims.

9.2	The Seller’s maximum aggregate liability for a Warranty Breach is limited to 15% of the Purchase Price, except however the maximum aggregate Seller’s liability for a Warranty Breach relating to the Seller’s Warranties set forth in paragraph 3 (Shares) of Schedule 8 (Seller’s Warranties), or any other Claim is equal to the amount of the Purchase Price. For the avoidance of doubt, any Required Consents Adjustments shall be excluded from the aforementioned 15% cap.

9.3	The Seller shall not be liable for any claim by the Purchaser against the Seller for a Warranty Breach, unless the Purchaser has given notice to the Seller of such claim ultimately on 31 December 2011. Notwithstanding the first sentence of this clause 9.3, Seller shall not be liable for any claim by the Purchaser against the Seller under the tax indemnity included in clause 6.13 unless the Purchaser has given notice to the Seller of such claim ultimately on the earlier of (i) 90th day after the expiry of the statutory limitation period under Tax laws and regulations applicable to such claim, and (ii) the completion of a liquidation of the Seller.

9.4	The Seller shall not be liable for and the Purchaser shall have no right to invoke a Claim to the extent such Claim relates to any Losses:
(a)	for which a specific provision is included in the Effective Date Accounts; or

(b)	for which and to the extent that such Losses are recovered by the Company or the Purchaser from any third party (including an insurance company); or

(c)	which would not have arisen but for a change in legislation or regulations, or in a change in the interpretation or implementation thereof by any governmental body, or by reason of development in case law made after the date of this Agreement, or any amendment to or the withdrawal of any practice previously published by or of any extra-statutory concession previously made by a governmental body (whether or not the change purports to be effective retrospectively in whole or in part); or

(d)	which would not have arisen but for a change in the Tax structure or corporate structure of the Company after Completion; or

(e)	which arises as a result of any change in the accounting principles, bases, methods or policies after the Completion Date; or

(f)	if for a Warranty Breach which is contingent, unless and until such contingent Warranty Breach leads to an actual liability that is due and payable; or

(g)	which would not have arisen but for an action of the Purchaser, including a request or direction to the Company; or

(h)	if and to the extent that any Losses result from the failure of the Purchaser to ensure all reasonable steps necessary or appropriate are taken to prevent or mitigate any Losses that could give rise to a Claim.
9.5	In view of clause 9.4(b), the Purchaser shall procure that the Company shall, as of Completion Date, maintain in full force and effect all insurance policies currently in place in relation to the Business or take out similar insurance policies as currently in place, with similar coverage. Furthermore, in the event that the Purchaser or the Company has suffered any Losses which it intends to claim from the Seller pursuant to this Agreement, the Purchaser shall first seek to recover, and shall procure that the Company shall seek to recover, any such amount from any third party, if and to the extent the relevant third party could reasonably be expected to be liable in relation thereto (including but not limited to insurance companies). If the Purchaser or the Company has not recovered the relevant amount from such third party within a reasonable time, it may hold the Seller liable for the relevant Losses (in accordance with the terms of this Agreement). Should the Purchaser recover any Losses from the Seller and should subsequently the Purchaser or the Company recover any amount from a third party in relation to the same Losses, the Purchaser will reimburse the Seller for the amount so recovered from the third party.

9.6	Any Tax refund received by the Company and any reduction in Taxes payable by the Company, to the extent that such refund or reduction is attributable to the facts giving rise to a Claim, shall be taken into account and deducted from the amount of Losses in respect of such Claim.

9.7	If the Purchaser becomes aware of a Warranty Breach, the Purchaser shall within 30 (thirty) Business Days after becoming aware of the Warranty Breach give notice thereof in writing to the Seller. Failure to give such notification shall not result in termination of the right to claim for such Warranty Breach, save that the Seller shall not be liable for any (increased) losses arising due to, or in connection with, such failure.

9.8	The limitations on the Seller’s liability as included in this clause 9 do not apply in the event of a Claim which is attributable to fraud on the part of the Seller.

10	Purchaser’s Warranties

The Purchaser hereby represents and warrants (verklaart en staat er voor in) to the Seller that each of the Purchaser’s Warranties is true, accurate and not misleading on the date of this Agreement.

11	Confidentiality

Non-disclosure

11.1	Subject to, the provisions of clause 11.2, Parties shall treat as strictly confidential, and shall not disclose to any person other than a Party, any of the confidential information relating to any other Party that was received or obtained in connection with this Agreement or that relates to the negotiations relating to this Agreement, and shall not disclose the provisions or subject matter of this Agreement or any document referred to in this Agreement. Following the Completion, the Seller shall treat as confidential and shall not disclose or use any of the confidential information relating to the Business or the Company.

Exceptions

11.2	The restrictions contained in clause 11.1 shall not apply to:
(a)	disclosure by the Parties as required by law or by any securities exchange or supervisory or regulatory or governmental body pursuant to rules to which the relevant Party is subject;

(b)	disclosure to any professional adviser for the purposes of obtaining advice (provided always that the provisions of this clause 11 shall apply to and the Parties shall procure that they apply to, and are observed in relation to, the use or disclosure by such professional adviser of the information provided to him);

(c)	announcements and disclosures consented to by the other Party;

(d)	any information which comes into the public domain otherwise than by a breach of this clause by the Parties;

(e)	any disclosure to the shareholders of the Seller for the purpose of obtaining approval at the Seller’s EGM as set out in clause 4.1.
12	Costs

Each Party shall bear its own costs, including the costs of legal, financial and other advisors, incurred in connection with the negotiation, preparation and completion of this Agreement together with any documents referred to herein or executed coincidentally with this Agreement, and any due diligence investigations. Seller represents and warrants that the Company has not and agrees that the Company will not bear any of Seller’s costs or expenses in connection with this Agreement or the Transaction, save as agreed in writing between the Parties.
13	Civil law notary

The Parties are aware of the fact that the Notary works with Norton Rose LLP, the firm that advises the Seller in this Transaction. With reference to the Code of Conduct (Verordening beroeps- en gedragsregels) established by the Royal Notarial Professional Organisation (Koninklijke Notariele Beroepsorganisatie), the Parties hereby explicitly agree (i) that the Notary shall execute any notarial deeds related to this Agreement and (ii) that the Seller is assisted and represented by Norton Rose LLP in relation to this Agreement and any agreements that may be concluded, or disputes that may arise, in connection therewith.

14	Miscellaneous

14.1	If any provision of this Agreement is or at any time becomes to any extent invalid, illegal or unenforceable under any enactment or rule of law, it shall to that extent be deemed not to form part of this Agreement but (except to that extent in the case of that provision) it and all other provisions of this Agreement shall continue in full force and effect, their validity, legality and enforceability shall not be thereby affected or impaired and the Parties shall use their best endeavours to agree on a valid and enforceable provision which shall reflect their original intent as much as possible.

14.2	Neither Parties shall be entitled to assign any rights under this Agreement (including the Seller’s Warranties) without the prior written consent of the other Party.

14.3	Notwithstanding clause 14.2, Purchaser is considering incorporating prior to Completion a Dutch legal entity to appoint it to act as purchaser of the Shares. In such event, Purchaser shall transfer its rights and obligations under this Agreement prior to Completion to such appointed company and this company shall, to the extent applicable, ratify all rights and obligations arising for it from this Agreement as if it was bound to the Agreement as a Purchaser as from date of signing the Agreement. The Purchaser hereby covenants and warrants to the Seller the full, due and punctual performance by any appointed company as referred to under clause 14.3 of all its obligations under the Agreement. If such appointed company fails in the full, due and punctual performance of its obligations hereunder, then the Purchaser shall be liable vis-a-vis the Seller for such obligations of the Purchaser, as if the Purchaser was a primary obligator and not a surety.

14.4	This Agreement and all documents to be entered into pursuant to or coincidentally with this Agreement, supersede any prior discussions, understandings and agreements (both oral and written) between the Parties.

14.5	This Agreement may only be amended, supplemented or restated in writing and signed by all Parties.

14.6	Each of the Parties hereby waives any right it may have to nullify (vernietigen) or rescind (ontbinden) this Agreement in whole or in part after Completion (whether pursuant to section 6:228 of the Dutch Civil Code, section 2:265 of the Dutch Civil Code, or otherwise).

14.7	Any notice required to be given under this Agreement shall be in writing in the Dutch or English language and shall be delivered personally, or sent by international courier for second day delivery or by fax or by email, to each of the Parties due to receive the notice, at the details set out in Schedule 13 or to such details as each Party may give by like notice from time to time in accordance with this clause 14.7.

14.8	Any notice given in accordance with clause 14.7 shall be deemed to be given:
(a)	if delivered personally, when left at the relevant address referred to in clause 14.7;

(b)	if sent by international courier, two Business Days after it was posted or delivered to the post office or the courier; and

(c)	if sent by fax or by email, on completion of its transmission on completion of its transmission so long as the sending party’s facsimile machine or email system does not produce a transmission fault and provided that a confirmation copy of the notice is sent by international courier on the same Business Day.
15	Governing law and jurisdiction

15.1	This Agreement shall be governed by the laws of the Netherlands.

15.2	Any disputes which may arise out of or in connection with this Agreement, and which cannot be settled amicably, shall be brought before the competent court in Amsterdam, the Netherlands, which shall have exclusive jurisdiction in connection with such dispute.
THUS SIGNED IN AMSTERDAM BY:

Fornix Biosciences N.V.	Rochester Medical Corporation

/s/ Cees Bergman	/s/ David Jonas
Name: Cees Bergman	Name: David Jonas
Title: Director	Title: Secretary
Date: 12 January 2011	Date: 12 January 2011